Exhibit 99.1

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel

Dear Enzymotec Ltd. Shareholders:

We cordially invite you to attend the 2015 annual general meeting of shareholders, or the Meeting, of Enzymotec Ltd., or the Company, to be held at 5:00 pm (Israel time) on Wednesday, July 29, 2015, at our offices at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel.

The Company’s Notice of 2015 Annual General Meeting of Shareholders and Proxy Statement appearing on the following pages describe in detail the matters to be acted upon at the Meeting.

Only shareholders of record at the close of business on Friday, June 19, 2015 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the enclosed Notice of 2015 Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card or voting instruction card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your voting instruction card.

The proxy card must be received by our transfer agent or at our registered office not later than 11:59 pm EST on July 28, 2015 to be validly included in the tally of ordinary shares voted at the meeting, unless it is accepted as provided in the Proxy Statement. Detailed proxy voting instructions are provided both in the Proxy Statement and on the proxy card.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you should complete the voting instruction card that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.  You may also be able to provide such voting instructions via the internet.

Sincerely, Steve Dubin Chairman of the Board of Directors
June 25, 2015

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel
 ________________________________

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 29, 2015
________________________________

Dear Enzymotec Ltd. Shareholders:

We cordially invite you to attend the 2015 annual general meeting of shareholders, or the Meeting, of Enzymotec Ltd., or the Company, to be held at 5:00 pm (Israel time) on Wednesday, July 29, 2015, at our offices at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel.

The Meeting is being called for the following purposes:

(1)
To reelect each of (a) Dr. Immanuel (Mani) Wasserman and (b) Mr. Nir Belzer as a Class II director of the Company, to serve as a director for a three-year term, until our annual general meeting of shareholders in 2018, and until his successor is duly elected and qualified;

(2)
To elect Ms. Tamar Howson as a Class II director of the Company, to serve as a director  for a three-year term, until our annual general meeting of shareholders in 2018, and until her successor is duly elected and qualified, and to approve her compensation terms; and

(3)
To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2015 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, or the Board, with power of delegation to its audit committee, to set the fees to be paid to such auditors.

In addition, representatives of the Company’s management will be available at the Meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2014.

Our Board recommends that you vote “FOR” each of the above proposals, which are described in the accompanying Proxy Statement.  The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and entitled to vote, and voting thereon is necessary for the approval of each proposal. Other than for the purpose of determining whether a quorum is present, broker non-votes and abstentions will not be treated as either a vote “FOR” or “AGAINST” a particular proposal and therefore have no impact on the voting results for any such proposal.

Only shareholders of record at the close of business on Friday, June 19, 2015 are entitled to vote at the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy card or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office not later than 11:59 pm EDT on July 28, 2015 to be validly included in the tally of ordinary shares voted at the Meeting, unless they are accepted as provided in the Proxy Statement. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card or voting instruction form. Shareholders who hold their shares in street name, that is, in a brokerage account or by a trustee or nominee, may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet. An electronic copy of the enclosed proxy materials will also be available for viewing at the Company’s website, www.enzymotec.com, and are being furnished to the U.S. Securities and Exchange Commission, or the SEC, together with this Notice of 2015 Annual General Meeting of Shareholders, as exhibits to a Report of Foreign Private Issuer on Form 6-K and will be available on the SEC’s website at www.sec.gov.

June 25, 2015

Sincerely, Steve Dubin Chairman of the Board of Directors

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel
+ 972 74 717 7177
______________________

PROXY STATEMENT
______________________

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Enzymotec Ltd., to which we refer to as Enzymotec or the Company, to be voted at the Company’s 2015 annual general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders. The Meeting will be held at 5:00 pm (Israel time) on Wednesday, July 29, 2015, at our offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel.

This Proxy Statement, the attached Notice of 2015 Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Enzymotec ordinary shares, par value NIS 0.01, or ordinary shares, on or about June 25, 2015.

You are entitled to vote at, the Meeting, if you held ordinary shares as of the close of business on Friday, June 19, 2015, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our board of directors, or the Board, urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To reelect each of (a) Dr. Immanuel (Mani) Wasserman and (b) Mr. Nir Belzer as a Class II director of the Company, to serve as a director for a three-year term, until our annual general meeting of shareholders in 2018, and until his successor is duly elected and qualified;

(2)
To elect Ms. Tamar Howson as a Class II director of the Company, to serve as a director  for a three-year term, until our annual general meeting of shareholders in 2018, and until her successor is duly elected and qualified, and to approve her compensation terms; and

(3)
To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2015 and until the next annual general meeting of shareholders, and to authorize the Board, with power of delegation to its audit committee, to set the fees to be paid to such auditors.

In addition, representatives of our management will be available at the Meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2014.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Board Recommendation

Our Board unanimously recommends that you vote FOR each of the above proposals.

Quorum

As of the close of business on June 19, 2015, the record date for the Meeting, we had 22,557,859 ordinary shares issued and outstanding. The holders of ordinary shares outstanding as of that time are entitled to one vote per share held upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders holding shares representing at least twenty-five percent (25%) of the voting power of our outstanding ordinary shares are present in person or by proxy at the Meeting. If such quorum is not present within one half-hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, and at the same time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and entitled to vote, and voting thereon is necessary for the approval of each proposal. Other than for the purpose of determining whether a quorum is present, broker non-votes and abstentions will not be treated as either a vote “FOR” or “AGAINST” a particular proposal and therefore have no impact on the voting results for any such proposal.

How You Can Vote

You can vote your shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held by you as a record holder as compared to shares held in “street name” (through a broker, trustee or other nominee). Record holders of shares are receiving proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction forms for use in instructing their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share registry), you can submit your vote by completing, signing and submitting a proxy card to American Stock Transfer & Trust Company, the registrar and transfer agent for our ordinary shares.  Proxy cards have or will be mailed to you.  If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the “Investor Relations” portion of our website, as described below under “Availability of Proxy Materials,” and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our General Counsel, Mr. Ron Mosberg, via e-mail to ronm@enzymmotec.com or via fax to +972-74-717-7008. We reserve the right to require further identifying information from you if you submit your proxy card in that manner.  We will generally not be able to count a proxy card unless we receive it at our principal executive offices at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than 11:59 pm EDT on July 28, 2015. Our Chairman may waive that requirement, however, in accordance with our Articles of Association.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card (Oren Bryan and Ron Mosberg) will vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your instructions to the bank, broker or other nominee on how to vote the ordinary shares.  Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting.

You may also be able to submit voting instructions to your bank, broker or other nominee by phone or via the internet as indicated on the proxy card or the voting instruction card at www.proxyvote.com.  Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999, or the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for purposes of voting on the proposals.  It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered by mail to our Company at our offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel, Attention: Ron Mosberg, or via facsimile to + 972-74-717-7008 or e-mail to ronm@enzymmotec.com, or to our registrar and transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, not later than 11:59 pm EDT on July 28, 2015 canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Voting Results

The final voting results will be reported following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Solicitation of Proxies

The Company will bear the cost of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by the Company.

Availability of Proxy Materials

Copies of the proxy card, the Notice of 2015 Annual General Meeting of Shareholders and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.enzymotec.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings, and (ii) all of our directors and executive officers as a group, as of June 19, 2015, the record date for the Meeting.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Galam (3)	4,623,232	20.5%
Paulson & Co. Inc. (4)	4,238,275	18.8%
Visium Balanced Master Fund, Ltd.(5)	2,125,000	9.4%
XT Hi-Tech Investments (1992) Ltd. (6)	1,889,315	8.4%
Directors and executive officers as a group (16 persons) (7)	1,167,462	5.0%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the record date for the Meeting are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 22,557,859 ordinary shares issued and outstanding as of the record date for the Meeting.

(3)
Based on information received by the Company from Galam Management and Marketing Agricultural Cooperative Society Ltd. ("Galam M&M") this shareholder’s beneficial ownership consists of shared voting and dispositive power over 4,623,232 ordinary shares held by Galam M&M. A majority of the shares of Galam M&M are held by Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd. (“Ochmanit”). A majority of the members of the management board Galam M&M are appointed by Ochmanit, in part based on candidates nominated by a vote of the members of Kibbutz Ma’anit.   The address of this shareholder is Kibbutz Maanit, Menashe, 3785500, Israel.

(4)
Based on the Schedule 13G/A filed by Paulson & Co. Inc. with the SEC on February 17, 2015,  this shareholder’s beneficial ownership consists of sole voting and dispositive power over 4,238,275 ordinary shares held by Paulson & Co. Inc., or Paulson, an investment advisor that is registered under the Investment Advisors Act of 1940.  In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over our shares that are owned by various onshore and offshore investment funds, or the Funds.  All securities reported above are owned by the Funds.  The address of this shareholder is 1251 Avenue of the Americas, New York, NY 10020.

(5)
Based on the Schedule 13G/A filed by Visium Balanced Master Fund, Ltd. on February 12, 2015, this shareholder’s beneficial ownership consists of shared voting and dispositive power over 2,125,000 ordinary shares held by Visium Balanced Master Fund, Ltd., a Cayman Islands corporation, or VBMF. Visium Asset Management, LP, a Delaware limited partnership, or VAM, is an investment manager of the pooled assets of VBMF and as such may be deemed to beneficially own the ordinary shares held by VBMF.  JG Asset, LLC, a Delaware limited liability company, or JG Asset, is the General Partner of VAM and as such may be deemed to beneficially own the ordinary shares beneficially owned by VAM.  Jacob Gottlieb is the Managing Member of JG Asset and as such may be deemed to beneficially own the ordinary shares beneficially owned by JG Asset. This shareholder’s principal business office is c/o Visium Asset Management, LP, 888 Seventh Avenue, New York, NY 10019.

(6)
Based on a Schedule 13G/A filed by XT Hi-Tech Investments (1992) Ltd. with the SEC on June 8, 2015, this shareholder’s beneficial ownership consists of sole voting and dispositive power over 1,889,315 shares held by XT Hi-Tech Investments (1992) Ltd., or XT Hi-Tech . XT Hi-Tech is an indirect wholly-owned subsidiary of XT Investments Ltd., or XT Investments, which is a direct wholly-owned subsidiary of XT Holdings Ltd., of which Orona Investments Ltd., or Orona, and Lynav Holdings Ltd., or Lynav, are each the direct owners of one-half of the outstanding ordinary shares. Udi Angel indirectly controls Orona.  Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd. as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech and has a casting vote with respect to various decisions taken by the board, including voting and disposition over our shares. As such, he may be deemed to have beneficial ownership over our shares held by XT Hi-Tech. The address of this shareholder is 9 Andre Saharov Street, P.O. Box 15090, Haifa 31905, Israel.

(7)
Consists of (i) 546,430 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 621,032 ordinary shares constituting the cumulative aggregate number of options and restricted share units granted to the executive officers and directors which will have vested within 60 days of the record date for the Meeting.

PROPOSAL 1
REELECTION OF CLASS II DIRECTORS

Background

Under our Articles of Association, our directors (other than our external directors as such term is defined in the Companies Law) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our external directors). At each annual meeting of our shareholders, the nominees to serve within the class of directors whose terms expire at that meeting are elected or reelected for a term of office that expires at the third annual meeting following such election or reelection (and following the election or reelection of their successors).  As a result, in each successive year, the term of office of the directors serving in one of the three classes of directors expires.

The terms of Dr. Immanuel (Mani) Wasserman and Mr. Nir Belzer, our Class II directors, expire at the Meeting.

Our Class III directors, Mr. Steve Dubin and Prof. Dov Pekelman, will hold office until the annual meeting of our shareholders in 2016, and our Class I directors, Mr. Yossi Peled and Mr. Holger Liepmann, will hold office until the annual meeting of our shareholders in 2017.

In addition, our two external directors, Ms. Michal Silverberg and Mr. Joseph Tenne, serve on the Board for fixed three-year periods in accordance with the Companies Law.

Under our Articles of Association, our Board must consist of not less than five and not more than nine directors, not including the two external directors that we are required to have under the Companies Law.  As indicated above, our Board currently consists of a total of six directors, including Dr. Immanuel (Mani) Wasserman and Mr. Nir Belzer whose reelection as Class II directors is being voted on at the Meeting, in addition to two external directors. Following the Meeting, if Dr. Immanuel (Mani) Wasserman and Mr. Nir Belzer are reelected, and Ms. Tamar Howson is elected for the first time as a Class II director (as proposed in Proposal 2 below), our Board will consist of a total of seven directors not including our two external directors.

Our nominating and governance committee has recommended the nomination by the Board, and the reelection by our shareholders at the Meeting, of each of Dr. Immanuel (Mani) Wasserman and Mr. Nir Belzer as a Class II director for a three-year term. Our Board approved this recommendation and has, in turn, nominated, and recommended to our shareholders the election of, each of Dr. Immanuel (Mani) Wasserman and Mr. Nir Belzer as a Class II director for a three-year term.

Each of Dr. Immanuel (Mani) Wasserman and Mr. Nir Belzer has advised the Company that he is willing, able and ready to serve as a Class II director if reelected. We do not have any understanding or agreement with either of the two nominees with respect to their future election.

Under the NASDAQ Listing Rules, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting (assuming no changes to the composition of the Board other than the reelection and election of the nominees under Proposals 1 and 2, respectively), each of the members of our Board will be independent under those rules. In reaching that conclusion, our Board has determined that none of these directors or nominees has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. None of our directors (or nominees for director named in this Proxy Statement) is a member of our executive team.

During 2014 and through the date of this Proxy Statement, each of Dr. Immanuel (Mani) Wasserman and Mr. Nir Belzer attended over 75% of all Board meetings and over 75% of the meetings of each respective committee of the Board on which he serves.

Set forth below is certain biographical information regarding the background and experience of Dr. Immanuel (Mani) Wasserman and Mr. Nir Belzer:

Dr. Imanuel (Mani) Wasserman, age 48, has served as a director of Enzymotec since October 2011. Dr. Wasserman is a co-founder of Beresheit General Partner Ltd., the general partner of Manof I funds, a NIS 2 billion Israeli fund, and has served as its managing partner since its inception in 2009. [ Previously, he was a co-founder and managing director of Magna Capital Ltd., an Israeli strategy and M&A consulting firm, from 2000 to 2009. Dr. Wasserman is the Chairman of Zohar Dalia, an Israeli manufacturer of cleaning products and raw materials. He currently serves as a director for the following companies: Beresheit General Partner Ltd., Galam Ltd., Cargal Ltd., Plasto-sac Ltd., Controp Ltd., Aeronautics Ltd and Liberty Properties Ltd. Dr. Wasserman holds a bachelor’s degree in industrial engineering, an LLB, an LLM and a doctorate in law, all from Tel Aviv University.

Mr. Wasserman’s extensive financing experience qualify him to be a member of our Board.

Nir Belzer, age 53, has served as a director of Enzymotec since January 2007. Mr. Belzer is a co-founder of Aquagro Fund L.P., one of Israel’s first funds to focus on clean technologies, and has served as its Managing Partner since 2007. In addition, he is a co-founder of the Millennium Materials Technologies funds, one of which is a major shareholder of ours, and has served as Managing Partner of Millennium Materials Technologies funds since 1998. Mr. Belzer has 20 years of extensive experience in venture capital management, including fund management in Israel’s IDB Group. From 1995 to 1997, Mr. Belzer worked in the Israeli high tech industry, at Globes, a leading Israeli financial newspaper, as a Marketing Manager, and at Israel Aerospace Industries Ltd., as an avionics engineer for the Lavi project. Mr. Belzer was initially appointed as a director pursuant to Millennium Materials Technologies’ appointment rights under our articles of association in effect prior to our initial public offering. He holds a bachelor’s degree in mathematics and computer science, and avionics and an M.B.A. from Tel Aviv University.

Mr. Belzer’s extensive venture capital experience in high tech industries qualify him to be a member of our Board.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a)
“RESOLVED, that Dr. Immanuel (Mani) Wasserman be, and hereby is, reelected to serve as a Class II director of Enzymotec Ltd. for a term of three years that expires at Enzymotec's 2018 annual general meeting of shareholders, and until the due election and qualification of his successor.”

(b)
“RESOLVED, that Mr. Nir Belzer be, and hereby is, reelected to serve as a Class II director of Enzymotec Ltd. for a term of three years that expires at Enzymotec's 2018 annual general meeting of shareholders, and until the due election and qualification of his successor.”

Required Vote

As described above under “Vote Required for Approval of the Proposals”, the reelection of each of Dr. Immanuel (Mani) Wasserman and Mr. Nir Belzer as a Class II director requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast.

Board Recommendation

Our Board unanimously recommends that you vote FOR the foregoing resolutions reelecting each of Dr. Immanuel (Mani) Wasserman and Mr. Nir Belzer.

PROPOSAL 2
ELECTION OF ADDITIONAL CLASS II DIRECTOR AND APPROVAL OF TERMS OF
HER COMPENSATION
Background

Nomination

Our nominating and governance committee has recommended the nomination by the Board, and the election by our shareholders at the Meeting, of Ms. Tamar Howson as an additional Class II director, to serve for a three-year term that expires at our 2018 annual general meeting of shareholders, and upon the due election and qualification of her successor. Our Board approved that recommendation and has, in turn, nominated Ms. Tamar Howson and recommends to our shareholders her election at the Meeting to serve as a Class II director for a three-year term.

Ms. Howson has advised the Company that she is willing, able and ready to serve as a Class II director if elected. We do not have any understanding or agreement with Ms. Howson with respect to her future election.

As discussed above under “Proposal 1 – Background”, our Board has determined that Ms. Howson is independent under the NASDAQ Listing Rules.

Set forth below is certain biographical information regarding the background and experience of Ms. Tamar Howson:

Ms. Howson, age 66, has served as a corporate business development and strategy consultant to biopharmaceutical companies since 2011. From 2009 to 2011, she served as a member of the transaction advisory firm, JSB-Partners, providing business development support to life sciences companies. From 2007 to 2008, Ms. Howson served as Executive Vice President, Corporate Business Development at Lexicon Pharmaceuticals. From 2001 to 2007 Ms. Howson served as Senior Vice President, Corporate and Business Development at Bristol-Myers Squibb. Ms. Howson currently serves on the board of directors of the following publicly traded companies: Organovo, Inc., OXiGENE, Inc., and Cynapsus Inc. During the prior five years, Ms. Howson served as a director of the following publicly traded companies: Actavis plc; Idenix Pharmaceuticals Inc.; Warner Chilcott plc, Soligenix, Inc. and Cardax, Inc. In addition, Ms. Howson serves as a director of the International Partnership for Microbicides, a non-profit product development partnership. She previously served on the boards of Aradigm, S*BIO, Ariad Pharmaceuticals, SkyePharma, NPS Pharma, Targacept, and HBA. Ms. Howson holds an MBA from Columbia University, a MS from City University of New York, and a bachelor’s degree in Chemical Engineering from the Technion, Israel.

Ms. Howson’s extensive experience in the pharmaceutical and biotech industries, qualify her to be a member of our Board.

Compensation

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires approval by the compensation committee, board of directors and shareholders, in that order, and that such compensation must generally be consistent with a company’s compensation policy. In accordance with our compensation policy, our compensation committee and our Board have approved, subject to shareholder approval and to her election as a Class II director at the Meeting, the following compensation package for Ms. Tamar Howson:

•	annual cash remuneration of US $40,000
•
per meeting fees of US $800 for Board or Board committee meetings attended (60% of such amount is payable for a meeting attended by teleconference and 50% of such amount is payable for a written consent);

•	options to purchase 3,750 of our ordinary shares; and
•	3,750 restricted share units, or RSUs.

The options will:

•	be granted as of the date of the Meeting;
•	vest upon the occurrence of our annual general meeting of shareholders in 2016;
•	have an exercise price equal to the average closing sales price per share of our ordinary shares on the NASDAQ Global Market over the 30 trading day period prior to the grant date;
•	have a term expiring 10 years from the date of grant, unless earlier terminated in accordance with our 2013 Omnibus Equity Incentive Plan, or the 2013 Plan; and
•	otherwise be subject to the terms of the 2013 Plan.

The RSUs will:

•	be granted effective as of the date of the Meeting;
•	vest on the date of our annual general meeting of shareholders in 2016; and
•	otherwise be subject to the terms of the 2013 Plan.

Ms. Howson will also be entitled to reimbursement of expenses and director and officer indemnification and insurance consistent with those provided to our existing directors.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

“RESOLVED, that Ms. Tamar Howson be, and hereby is, elected to serve as a Class II director of Enzymotec Ltd. for a term of three years that expires at Enzymotec's 2018 annual general meeting of shareholders, and until the due election and qualification of her successor.”

“RESOLVED, that the payment to Ms. Tamar Howson of the compensation package (including, without limitation, annual and per meeting fees, equity compensation, indemnification, insurance and benefits) described in this Proposal 2 of the Company’s Proxy Statement in respect of her service as a Class II director of Enzymotec Ltd. be, and hereby is, approved in all respects.”

Required Vote

As described above under “Vote Required for Approval of the Proposals”, each of the election of Ms. Tamar Howson as a Class II director of the Company, and the approval of the terms of her compensation, requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast.

Board Recommendation

Our Board unanimously recommends that you vote FOR the foregoing resolutions electing Ms. Tamar Howson and approving the terms of her compensation.

PROPOSAL 3
REAPPOINTMENT OF INDEPENDENT, EXTERNAL AUDITORS

Background

Kesselman & Kesselman, Certified Public Accountants (Israel), a member of PricewaterhouseCoopers International Limited (which we refer to as PwC) served as our independent auditors for the year ended December 31, 2014. The audit committee and the Board have approved, and recommend that our shareholders also approve, at the Meeting, the reappointment of PwC as our independent auditors for the year ending December 31, 2015 and for the additional period until the close of our 2016 annual general meeting of shareholders.  As part of the requested approval of this Proposal 3, our shareholders are also being asked to authorize our Board to fix the remuneration of PwC, in accordance with the volume and nature of their services. Our audit committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s independent auditors.

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by PwC.

	Year ended December, 31
	2013	2014
	(in thousands of U.S. dollars)
Audit fees	$330	$210
Audit-related fees	―	―
Tax fees	40	37
All other fees	―	―
Total	$370	$247

Audit fees for the years ended December 31, 2013 and 2014 were for professional services rendered for the audit of our annual consolidated financial statements as of December 31, 2013 and 2014, review of consolidated quarterly financial statements, statutory audits of Enzymotec and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC (including our registration statement on Form F-1 related to our initial public offering in 2013 and registration statement on Form F-1 related to a follow-on offering in 2014).

Tax fees for the years ended December 31, 2013 and 2014 were for services related to tax compliance, including tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be, and hereby are, reappointed as the Company's independent, external auditors for the year ending December 31, 2015 and until the next annual general meeting of shareholders, and that the Company's Board of Directors (with the power of delegation to its audit committee) be, and hereby is, authorized to set the fees to be paid to such auditors.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reappointment of the independent auditors requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to this proposal.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the foregoing resolution reappointing PwC as our independent auditors for the year ending December 31, 2015 and authorizing the setting of their remuneration.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For information concerning the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors—Compensation of executive officers and directors—Summary Compensation Table” in our annual report on Form 20-F for the year ended December 31, 2014, which we filed with the U.S. Securities and Exchange Commission on March 2, 2015.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2015 Annual General Meeting of Shareholders, and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2014, which we filed with the SEC on March 2, 2015, is available for viewing and downloading at the SEC’s website at www.sec.gov as well as at the Investor Relations section of the Company’s website at www.enzymotec.com.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Steve Dubin, Chairman of the Board of Directors

Migdal Ha’Emek, Israel June 25, 2015